United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Wendy’s Company

Name of persons relying on exemption: Franciscan Sisters of Allegany NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Franciscan Sisters of Allegany NY (the “Proponent”) urges shareholders to vote FOR Proposal 6, the shareholder proposal requesting the Board of Directors commission an independent Racial Equity Audit (“REA”), evaluating practices and policies across the entire value chain, at The Wendy’s Company’s Annual Meeting of Shareholders on May 21, 2024.

Summary of the Proposal

The proposal requests that Wendy’s commission an independent REA, evaluating practices and policies across the Company’s entire value chain. The audit should include:

(1) an assessment of the impacts of racial inequities on restaurant franchise employees, farmworkers and greenhouse workers in the produce supply chain, and communities of color in the areas where the company operates;

(2) meaningful consultation input from civil rights organizations, employees, and customers, focusing on identifying systemic risks at all operational levels; and

(3) identification of systemic risks at all operational levels.

1

Support for this proposal is warranted and in the best interest of shareholders.

Racial equity audits (REAs) conducted by independent third parties provide an important, objective assessment of a company’s performance in creating a culture, supported by policies and practices, that combats racial inequity. It is widely recognized that racial inequity poses a systemic threat to companies, communities, and the economy.1 The requested REA would support Wendy’s efforts to create a long-term plan for financially stable returns that also aligns with the Company’s stated commitment to “doing the right thing.”2 This is in line with what other companies, such as Facebook, AirBnB, BlackRock, and J.P. Morgan, have already done to better understand their impacts on and contributions to racial equity.3

There are serious concerns about Wendy’s commitment to doing the right thing with regards to racial equity that demonstrate why the REA is urgent and merited — ranging from significant racial disparities in the representation of non-white people among managers and senior leadership,4to civil rights lawsuits based on racial discrimination,5to failing to take basic precautions to protect the disproportionately non-white farmworkers in its supply chain from COVID-19 and serious workplace abuses,6to indications of forced labor and other illegal exploitation of Black and Brown farmworkers in their produce supply chain.7

1https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/racial-inequity-a-systemic-risk -8211-state-street-global-advisors-ceo-62047105;

https://tiiproject.com/introduction-to-racial-inequity-as-a-system-risk/#:~:text=%E2%80%9CRacial%20inequity%2 0is%20embedded%20in,'%E2%80%9D.

2 https://www.wendys.com/csr-what-we-value.

3https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/605cdec4e6861277202f0b46/1616699076603/ Racial+Equity+Audit+QA_CtW_SEIU+%28002%29.pdf;

https://www.bloomberg.com/news/articles/2021-04-05/blackrock-breaks-ranks-with-wall-street-in-performing-race audit?embedded-checkout=true.

4 https://www.wendys.com/sites/default/files/2021-04/People_0.pdf.

5https://www.wfsb.com/2023/02/10/wendys-manager-plainfield-accused-using-racial-slurs-refusing-serve-high-schoo l-basketball-team/.

6https://ciw-online.org/blog/2021/04/investors-rise-up-responsible-investors-representing-1-trillion-dollars-in-assets under-management-urge-wendys-to-join-the-fair-food-program/.

7 https://harpers.org/2016/03/trumps-tomatoes/.

2

Wendy’s current policies and strategy fall far short of meaningfully addressing racial inequity in its value chain: failing to use an independent third party to assess racial equity in its practices; setting DEI goals that are not time-bound and lack measurable targets; lacking metrics to show the impact of DEI trainings’ ability to create a more inclusive work environment; deflecting responsibility for workplace practices that affect employees of its franchisees; ignoring calls by Brown and Black farmworkers for Wendy’s to join the Fair Food Program, which all of Wendy’s major competitors joined over a decade ago; pointing to philanthropic efforts instead of assessing racial equity impacts of the company’s business practices; merely listing its Supplier Code of Conduct instead of describing the efficacy of its Code, supplier grievance policies, or compliance hotline in resolving discriminatory or disparate impacts on workers of color in the supply chain; and failing to address systemic racism as a risk to the economy, its ability to operate as a business, and how its current practices may contribute to systemic racism. An REA at Wendy’s is necessary for the following reasons:

I. Racial inequity in Wendy’s value chain presents a systemic and material risk to the Company and its shareholders.

II. Wendy’s current policies and strategy fail to meaningfully address racial inequity in the Company’s value chain.

III. Failure to meaningfully address this risk will expose Wendy’s to ongoing financial, legal, regulatory, and reputational consequences.

I. RACIAL INEQUITY IN WENDY’S VALUE CHAIN CREATES SYSTEMIC, MATERIAL RISKS TO WENDY’S AND ITS SHAREHOLDERS.

Business Case for Racial Equity

Racial equity has been described as, “just and fair inclusion in an economy in which all can participate, prosper, and reach their full potential.”8 Scholars in finance, economics, and social sciences have investigated the impact of racial inequity on market outcomes, corporate performance, and investment risk.9 These studies often use statistical analyses to examine disparities in employment, wealth, access to capital, and other economic factors that can influence economic growth, social stability, and investment returns.

8 https://www.frbsf.org/research-and-insights/blog/sf-fed-blog/2020/06/12/racial-equity-primer/.

9https://ir.citi.com/NvIUklHPilz14Hwd3oxqZBLMn1_XPqo5FrxsZD0x6hhil84ZxaxEuJUWmak51UHvYk75VKeH CMI%3D; https://wkkf.issuelab.org/resources/30463/30463.pdf;

https://advisor.morganstanley.com/stephen.fairchild/documents/field/s/st/steve-fairchild/Racial-Equity-Investing-Gui de.pdf;

https://www.mckinsey.com/industries/public-sector/our-insights/the-economic-impact-of-closing-the-racial-wealth-g ap;

https://www.imf.org/en/Publications/fandd/issues/2020/09/the-economic-cost-of-racism-losavio#:~:text=For%20inst ance%2C%20the%20wealth%20gap,(Noel%20and%20others%202019);

https://tiiproject.com/wp-content/uploads/2023/06/TIIP-RacialEquityBrief-6-14-23-FINAL-Submitted.pdf.

3

Racial disparities in economic mobility significantly affect earnings across racial groups, with white individuals often faring better than Black and Latino or Hispanic individuals. For example, at age 30, the lowest earners in all groups live below the poverty line, but a higher percentage of Black individuals (78%) are affected compared to Latino or Hispanic (46%) and white individuals (42%).10 Among higher earners, white adults again have an advantage in both earnings and benefits compared to Black and Latino or Hispanic adults, highlighting systemic racial inequity as a considerable risk for investors. A Citi Group study found that racial inequity “cost the U.S. an estimated $16 trillion in Gross Domestic Product (GDP) between 2000 and 2020.”11 Resolving racial inequities in wages alone would have a particularly notable impact on consumption of food and the bottom lines of large food retailers like Wendy’s, leading to an estimated $109 billion increase in consumer spending before 2050.12

In addition to unleashing significant economic growth that would directly benefit food retailers, racial equity in hiring and management practices can also increase profitability. Studies have shown that companies with racially and ethnically diverse management teams are 35% more likely to have financial returns above the industry average.13 This is because businesses with greater racial equity in management and leadership “are less susceptible to groupthink, better able to identify and confront thought biases that could cloud decision making, more likely to focus on facts and examine evidence more carefully, and are more innovative and efficient.”14

Racial Inequity Issues in Wendy’s Value Chain

Wendy’s current policies and practices do not meaningfully address systemic racial inequities in the Company’s value chain, which includes Wendy’s franchisees. For example, a franchise-operated Wendy's faces a lawsuit alleging racial harassment of a Black general manager in training, highlighting concerns about the effectiveness of workplace policies in preventing racial discrimination.15 Furthermore, there are significant racial disparities between hourly restaurant workers and salaried corporate employees. Whereas nearly 70% of Wendy’s restaurant crew are non-white, only approximately 28% of Wendy’s management and 23% of corporate leadership are people of color.16

10https://www.brookings.edu/articles/pathways-to-upward-mobility-racial-and-ethnic-inequality/#:~:text=In%20the%2 0lowest%2Dearning%20group,and%2042%25%20of%20white%20people.

11 https://tiiproject.com/wp-content/uploads/2023/06/TIIP-RacialEquityBrief-6-14-23-FINAL-Submitted.pdf; https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3Idy7vY59bOt N2lxVQM%3D.

12 https://tiiproject.com/wp-content/uploads/2023/06/TIIP-RacialEquityBrief-6-14-23-FINAL-Submitted.pdf.

13 https://hbr.org/2016/11/why-diverse-teams-are-smarter;

https://fortune.com/2017/10/02/corporate-diversity-fsg-policylink/.

14 https://tiiproject.com/wp-content/uploads/2023/06/TIIP-RacialEquityBrief-6-14-23-FINAL-Submitted.pdf.

15https://www.mlive.com/news/kalamazoo/2022/02/wendys-violated-civil-rights-of-black-employee-who-was-targete d-with-racial-slur-lawsuit-alleges.html

16 https://www.wendys.com/sites/default/files/2021-04/People_0.pdf

4

This disparity only deepens when the lens is widened to include the workers who harvest Wendy’s produce. It is widely recognized that hired farmworkers, the vast majority of whom are predominantly from racial minority populations, face structural racism, which is associated with physical and mental health inequities.17 Yet Wendy's notably lacks transparency on how it incorporates racial equity into its Supplier Code of Conduct and traceability programs, especially at the farm and greenhouse levels, to ensure equitable treatment and protect against human rights abuses and health and safety violations throughout its supply chain.18 Mastronardi Produce, a reported Wendy’s supplier,19recently agreed to pay $178,000 to settle class action claims by farmworkers of wage violations and pesticide safety violations.20 Wendy’s 2021 People & Ethics report admitted that it “did not institute any new requirements specific to COVID-19” to protect farmworkers in its supply chain from a deadly pandemic that disproportionately harmed the mostly Brown and Black workers who harvest the food we all eat.21

II. WENDY’S APPROACH OUTLINED IN ITS STATEMENT OF OPPOSITION FAILS TO MEANINGFULLY ADDRESS RACIAL INEQUITY THROUGHOUT THE COMPANY’S VALUE CHAIN.

Wendy’s policies, practices, and disclosures (outlined in its Statement in Opposition) fail to meaningfully address racial inequity as a contributing cause of human rights abuses throughout the Company’s value chain and do not meet the proposal’s request for a third-party racial equity audit.

Wendy’s has pointed to its values (“Do the Right Thing” and “Treat People with Respect”) and recent initiatives, such as deeper engagement with historically black colleges and universities (HBCUs), as central to their approach to diversity, equity, and inclusion principles. The table below lists what the REA proposal requests and how Wendy’s response falls short.

What the Proposal Requests	Where Wendy’s Falls Short (Responding to the Board’s Opposition Statement)
Undertake and disclose the findings of an independent racial equity audit evaluating practices and	Wendy’s cites internal disclosures that have not been assessed by an independent third party.

17 https://ajph.aphapublications.org/doi/full/10.2105/AJPH.2022.307166;

https://www.cambridge.org/core/journals/journal-of-law-medicine-and-ethics/article/abs/structural-racism-and-healt h-disparities/DAA32EAF45A777AEFF379C26E83AEEB5.

18https://www.epi.org/press/70-of-all-investigations-in-agriculture-detected-violations-of-federal-wage-and-hour-laws and-farm-labor-contractors-are-the-biggest-violators-policymakers-must-do-more-to-protect-farmworkers-and-hol/

19 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

20 Lopez et al. v. Mastronardi Produce-USA, Inc. et al., Settlement approval order, August 14, 2023.

21https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-People-Ethics-Designed-12.3.2 1.pdf; https://www.ers.usda.gov/topics/farm-economy/farm-labor/#demographic

5

policies across the value chain	The Opposition Statement does not indicate that the company has assessed or taken steps to remedy discriminatory or disparate impacts of its policies and practices on people of color, which further warrants the company undertaking the requested racial equity audit.
Assess impacts on workers across the value chain, specifically: Restaurant franchise employees, Farmworkers and greenhouse workers in the produce supply chain

There is no evidence that Wendy’s has assessed its racial equity impacts on workers.

DEI goals to increase diverse representation in management, leadership, and the board are not time-bound and do not have measurable targets.

There are no metrics to show if/how the implementation of existing talent development and advancement programs have had positive outcomes for workers of color.

There are no metrics to show the impacts of DEI training on fostering a more equitable and inclusive environment for workers of color.

The Opposition Statement addresses opportunities for franchise owners but not the employees of franchise restaurants, and it deflects all responsibility for workplace practices to franchise owners.

Wendy’s continues to ignore mounting calls by Brown and Black farmworkers and consumers for the Company to join the universally recognized gold standard for monitoring and remedying the impacts of racial inequities in its produce supply chain, the Fair Food Program, the only Brown and Black community-based social responsibility program in the field and a program all of Wendy’s major competitors joined over a decade ago.

Assess impacts on communities of color in areas where the company operates

There is no evidence that Wendy’s has assessed its racial equity impacts on communities.

Philanthropic support for organizations like the Thurgood Marshall College Fund and Columbus Urban League do not directly relate to addressing racial equity impacts of the company’s business practices on communities where Wendy’s operates.

6

Include input from civil rights organizations, employees, and customers

Partnership with the Thurgood Marshall College Fund is financial sponsorship of a leadership conference and a college recruitment program, which does not amount to stakeholder input in an independent audit process.

It is unclear if/how employee input from employee resource groups is factored into intentional company efforts to advance racial equity.

Wendy’s does not disclose how many employees participate in employee surveys and only shares positive responses to leading questions about DEI.

The McKinsey report on gender is not at all responsive to the request for a third-party auditor to conduct a racial equity audit.

Consulting with organizations that receive philanthropic funding from Wendy’s does not fulfill the independence requirement of the requested audit.

By merely listing the Code of Conduct, rather than describing the efficacy of the Code’s implementation and its impact on workers in the supply chain, the Response fails to address the proposal’s requests regarding impacts on farmworkers and greenhouse workers in Wendy’s produce supply chain.

There is no assessment of the effectiveness of the Supplier Code, supplier grievance processes, or Wendy’s compliance hotline in reducing or resolving discriminatory or disparate impacts on workers of color in the supply chain.

Identify systemic risks at all operational levels

Wendy’s does not address systemic racism as a risk to the economy and society and its ability to operate as a business. Nor does it acknowledge if/how any of the company’s business practices contribute to, or intentionally work to dismantle, systemic racism.

The committee charter for the board CSR committee does not explicitly mandate oversight of risks related to the company’s racial equity impacts.

7

Wendy’s, in the Board’s Statement of Opposition to Proposal No. 6, has pointed to its existing Code of Conduct for Suppliers to Wendy’s as providing adequate protections to supply chain workers and requiring a “robust reporting process.”22 Yet, just as in previous years when this issue has come up before the Board, Wendy’s still lacks an effective grievance mechanism accessible to supply chain workers. This is due to a lack of transparency in its policies and processes, an inability to remedy violations in its supply chain, as well as workers’ fear of retaliation for speaking up.

In previous statements regarding its protections for supply chain workers, Wendy’s reports have not answered the question “whether Wendy’s ensures Suppliers’ workers have access to a third-party grievance mechanism,” pointing instead to Wendy’s own first-party hotline (which is “managed by a third-party vendor”). We believe it is reasonable to infer that Wendy’s Suppliers’ workers are not ensured a true third-party grievance mechanism. In any case, Wendy’s reports have stated that Wendy’s “did not become aware of any concerns that resulted in suspension or termination of a supplier relationship,” and was “not aware of any supplier or worker safety or ethics concerns being reported to Wendy’s” through its first-party hotline. But rather than demonstrate successful risk management, these statements suggest that the Company’s systems are not channeling meaningful information to it.

This is not surprising, for two reasons: (A) Wendy’s is not transparent about the names of its suppliers, so farmworkers would have no way to know whether they were working for a Wendy’s supplier in the first place; and (B) even if a farmworker did know they were working for a Wendy’s supplier, Wendy’s statements have made clear that Wendy’s first step in addressing a worker grievance concerning a supplier would typically be “sharing those concerns with the supplier,” which raises a risk of retaliation that would deter a reasonable grievant. The increased prevalence of worker safety and human rights risks to farmworkers during COVID-19 is well-documented23 – including multiple cases connected to U.S. farms owned by Mastronardi Produce,24 a reported Wendy’s supplier,25 as well as at Mexican tomato farms imported into the U.S. by Mastronardi.26

22 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000030697/7b2bffac-2cd0-45d9-a907-4f1305d250e5.pdf.

23 https://www.theguardian.com/us-news/2020/dec/02/california-farmworkers-covid-19-infections; https://polarisproject.org/wp-content/uploads/2021/06/Polaris_Labor_Exploitation_and_Trafficking_of_Agricultural _Workers_During_the_Pandemic.pdf.

24 In 2021, a Mastronardi tomato greenhouse in Maine was cited by the U.S. Department of Labor for rampant discrimination.

https://www.centralmaine.com/2021/10/23/madison-tomato-grower-repeatedly-violated-federal-laws-with-hiring-pra ctices-report-found/. In 2020, a Mastronardi-owned tomato greenhouse in New York State, Green Empire Farms, was the locus of a major COVID-19 outbreak in early 2020, with more than half of the workforce testing positive for COVID-19. https://cnycentral.com/news/local/more-than-half-of-oneida-farm-workers-now-have-covid-19. While Wendy’s said in May 2020 that Green Empire Farms was not in its supply chain, it is notable that Green Empire Farms only opened for business in August 2019, and was not yet growing tomatoes.

https://cnycentral.com/news/local/you-paid-for-it-oneida-farm-at-center-of-covid-19-outbreak-received-15m-in-tax breaks; https://romesentinel.com/stories/giant-greenhouse-gets-going-and-growing,89740.

25 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

26https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of -abusing-workers.

8

Ultimately, there are two possibilities, one far more likely than the other: either Wendy’s produce supply chain is entirely free of the human rights abuses that are endemic elsewhere in North American agriculture, despite the company’s refusal to take the same level of monitoring and preventive measures its competitors have for more than a decade; or Wendy’s mechanisms for identifying and/or enforcing any such violations are inadequate. The second possibility seems more likely, and this disproportionately affects the Brown and Black farmworkers in Wendy’s value chain.

III. FAILURE TO MEANINGFULLY ADDRESS RACIAL INEQUITY EXPOSES WENDY’S AND ITS SHAREHOLDERS TO FINANCIAL, LEGAL, REGULATORY, AND REPUTATIONAL RISKS.

Unrealized Opportunities for Addressing Racial Equity

As noted earlier, Wendy’s failure to prioritize racial equity sooner in its evaluations of its business practices appears evident in the disparities between its hourly restaurant workers and salaried corporate employees. Nearly 70% of Wendy’s restaurant crew are nonwhite, but only 28% of Wendy’s management and 23% of corporate leadership are people of color.27 There may be an even lower percentage of non-white people in Wendy’s Senior Leadership Team.28 Allegations of racial discrimination have led to potentially costly litigation.29

The company’s ongoing failure to join its key competitors in participating in the Fair Food Program (FFP) is particularly illustrative of the urgent need for a reassessment of Wendy’s approach to embedding values of racial equity throughout its value chain.

27 https://www.wendys.com/sites/default/files/2021-04/People_0.pdf

28 https://www.wendys.com/who-we-are-leadership-team.

29https://www.mlive.com/news/kalamazoo/2022/02/wendys-violated-civil-rights-of-black-employee-who-was-targete d-with-racial-slur-lawsuit-alleges.html.

9

The Fair Food Program, established by the Coalition of Immokalee Workers (CIW) in 2011, is the first-ever Worker-driven Social Responsibility (WSR) program to achieve prevention of forced labor and other violations of workers’ legal rights. The FFP represents a unique partnership among farmers, farmworkers, and retail food companies that ensures humane wages and working conditions for the workers who grow and harvest fruits and vegetables on participating farms.30 The Program has been called “the best workplace-monitoring program” in the US on the front page of the New York Times,31 and “one of the great human rights success stories of our day” in the Washington Post.32 A recent US Department of Labor study on worker voice in the global supply chain singled out the Fair Food Program for its unique efficacy in empowering workers against long standing human rights abuses, noting it “has raised compensation, reduced health and safety risks, and eliminated forced labor, child labor, and gender-based violence for approximately 30,000 workers at 20 employers supplying 14 retail, fast-food, and food-service companies.”33 The FFP has established “America’s strongest workplace heat rules” at a time when the government has failed to create heat stress protections for workers.34It has won widespread recognition for its unique effectiveness from a broad spectrum of human rights observers - both the U.S. Customs and Border Protection35 and the U.S. Department of Labor36 published guidance endorsing the Fair Food Program as the solution to the scourge of forced labor plaguing farms, and it has been recognized with a Presidential Medal by the Obama-Biden White House,37 a MacArthur Genius Grant,38 and as an “international benchmark” by the United Nations.39

Most importantly, it has also garnered the praise of farmworkers themselves, particularly with regard to addressing racial discrimination. As one farmworker said to a Fair Food Program investigator in 2016 about his experience with racism and abusive working conditions at blueberry farms in Michigan, and how much better his experience on FFP farms had been: “Here, you can work with dignity regardless of your education or color.”40

30 https://www.fairfoodprogram.org/.

31 https://www.nytimes.com/2014/04/25/business/in-florida-tomato-fields-a-penny-buys-progress.html.

32https://www.washingtonpost.com/opinions/fair-food-program-helps-end-the-use-of-slavery-in-the-tomato-fields/201 2/09/02/788f1a1a-f39c-11e1-892d-bc92fee603a7_story.html.

33 https://www.dol.gov/sites/dolgov/files/ILAB/Worker-Voice-Report-Final-3-6-24.pdf.

34 https://www.washingtonpost.com/climate-solutions/interactive/2024/farmworker-heat-safety-fair-food-program/; https://www.npr.org/2024/04/12/1244316874/florida-blocks-heat-protections-for-workers-right-before-summer.

35https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forc ed%20Labor%29.pdf.

36 https://blog.dol.gov/2022/01/13/exposing-the-brutality-of-human-trafficking.

37 https://2009-2017.state.gov/secretary/remarks/2015/01/236950.htm;

https://www.news-press.com/story/news/local/amy-williams/2015/01/30/coalition-immokalee-workers-gets-presiden tial-medal/22623915/.

38 https://www.macfound.org/fellows/class-of-2017/greg-asbed;

https://www.nytimes.com/2017/10/18/business/economy/macarthur-genius-greg-asbed-ciw.html.

39 https://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21049&LangID=E; https://www.ohchr.org/Documents/Issues/Business/UNGPs10/Stocktaking-reader-friendly.pdf.

40 https://fairfoodprogram.org/wp-content/uploads/2022/02/Fair-Food-Program-2017-Executive-Summary-Final.pdf.

10

The Program’s unparalleled complaint investigation and resolution process is conducted by an independent and worker-selected third-party monitor. Farmworkers’ complaints under the worker-created code of conduct are investigated and resolved on a daily basis, with over half of all complaints received resolved within two weeks and 80% within one month.41 Worker-to-worker education sessions ensure that the FFP and its protections are accessible to farmworkers. All of the Program’s protections, including against retaliation by supervisors, are built upon legally-binding agreements with 14 large purchasers of produce – including fast food companies like McDonald’s and Burger King, grocers like Wal-Mart and Whole Foods, and food service companies like Aramark and Compass Group – to suspend purchases from farms that cease to be in good standing with the FFP. As was noted by a farmworker leader in a recent Washington Post profile on the efficacy of the Program: “Farm owners have to comply because the risk of losing clients if they don’t treat workers well is so great that it can put them in a very difficult position relative to their competitors in the industry.”42

Consequences of Failure to Use Best Practices to Protect Value Chain Workers from Abuses Stemming from Racial Inequity

Despite the Fair Food Program’s success in creating dignified working conditions, including by addressing racial inequities that have historically plagued the agricultural industry, Wendy’s has failed to join the Program, even in the face of mounting calls from farmworkers, faith leaders, and consumers over the past decade.43Instead of having the best system for rooting out and preventing inequities for a disproportionately Brown and Black workforce in its supply chain, Wendy’s continues to rely on a model of supply chain monitoring that experts have found to be ineffective for remedying and preventing human rights violations affecting the almost entirely non-white workforce harvesting its produce.44 As has been well documented elsewhere, there is a long history connecting the issues of racial inequity and forced labor in supply chains, particularly in agriculture.45

Wendy’s choice to rely on outdated and ineffective methods of safeguarding the human rights of the predominantly nonwhite workforce in its value chain has led to predictable consequences. In the early years of the Fair Food Program, after more than 90% of Florida tomato growers joined the Fair Food Program en masse in 2011, Wendy’s purchased at least some of its tomatoes covered by the FFP by simply continuing to buy from Florida growers who became Participating Growers in the FFP once it launched. However, even then, rather than simply join its competitors in paying the FFP premium on its Florida tomato purchases and agreeing to buy Florida tomatoes only from growers in good standing with the FFP’s human rights Code of Conduct, Wendy’s turned its back on progress and refused to join the Fair Food Program. “America doesn’t work that way,” Wendy’s insisted on its website at the time.46

41 https://fairfoodprogram.org/wp-content/uploads/2022/02/Attachable-Size-SOTP-2021-Report.pdf.

42 https://www.washingtonpost.com/climate-solutions/interactive/2024/farmworker-heat-safety-fair-food-program/.

43 https://ciw-online.org/blog/2013/01/old-fashioned-is-right/.

[44]https://www.msi-integrity.org/wp-content/uploads/2020/07/MSI_Not_Fit_For_Purpose_FORWEBSITE.FINAL_.pdf	.

45 https://www.jstor.org/stable/10.2979/racethmulglocon.5.1.29;

https://www.forbes.com/sites/forbesbusinesscouncil/2020/12/01/investing-in-racial-equity-across-the-food-system/?s h=4fe4aece2763; https://www.walkfree.org/global-slavery-index/findings/regional-findings/americas/; https://www.fsg.org/blog/ceo-blueprint-racial-equity/.

46 https://ciw-online.org/blog/2013/06/wendys-new-twist-on-an-old-pr-game-ciws-fair-food-program-un-american/.

11

Things got worse when Wendy’s shifted its tomato supply chain out of Florida. Wendy’s shift was described by Harper’s Magazine47 as follows:

For a period, the company, which is controlled by hedge-fund billionaire Nelson Peltz’s Trian Partners, adopted the P.R. gambit of telling consumers, via its website, that it didn’t need to join the program because it was already buying from Fair Food Program growers. Left unmentioned was the fact that it was not paying the workers their penny a pound, nor did it agree to buy only from program-affiliated growers. This subterfuge did not last long. In early 2015, the C.I.W. stepped up pressure on the errant firm to mend its ways, fomenting a campaign for consumers to call its headquarters and demand that it sign on to the program. But Wendy’s now had a ready response. Caller after caller was informed that the company’s strictures were beside the point, because the firm was not buying any tomatoes from Florida at all. Again, the devil was in the omissions, because winter tomatoes for the North American market can only come from three places: Florida, Canada, and Mexico.

According to a Wendy’s spokesperson, “Wendy's transitioned into purchasing its tomatoes from Florida to Mexico because Mexico provides higher-quality vine-ripened tomatoes in the winter.”48 But – leaving aside for the moment that the quality of Florida tomatoes is apparently good enough for all Wendy’s main peer restaurants – at the time of Wendy’s purchasing shift, the Mexican produce industry’s reputation in the food industry was one of widespread and violent human rights violations.

The Mexican produce industry came under intense and increasing scrutiny around this same time, peaking with a multi-part, in-depth report by the Los Angeles Times in December 2014, which exposed, among many disturbing crimes, a massive modern-day slavery operation at the agribusiness giant, Bioparques.49

In March 2016 – two years after the LA Times expose on Bioparques, and a year after Wendy’s statements that it had shifted its purchases away from Florida – Harper’s Magazine confirmed that Wendy’s was a customer of Bioparques, and the Coalition of Immokalee Workers declared a boycott of Wendy’s.50

47 https://harpers.org/2016/03/trumps-tomatoes/.

48 https://www.delish.com/food-news/a19563078/alyssa-mylano-amy-schumer-wendys-boycott/.

49 https://graphics.latimes.com/product-of-mexico-labor/.

50 https://harpers.org/2016/03/trumps-tomatoes/.

12

After two years of pressure by farmworkers and their allies, Wendy’s abruptly announced at its June 2018 shareholder meeting its decision to shift all of its tomato purchases to hydroponic greenhouses starting in 2019. In its official press release Wendy’s claimed that (1) “Nearly all tomatoes will be sourced from the United States and Canada,” and (2) these greenhouses would offer “safe, indoor working conditions.”51 Wendy’s made similar claims to the New York Times in a March 2019 article about campus protests against Wendy’s for its failure to join the FFP.52

By the time Wendy’s published its 2020 “Corporate Social Responsibility Report,”53 however, the company had apparently ceased making both of these claims. Regarding the source of its tomatoes, the 2020 CSR report states only, “Since 2019, we have sourced tomatoes for our North American restaurants exclusively from greenhouse farms.” Regarding the working conditions in greenhouses, the 2020 CSR report states only that greenhouses provide “a temperature-controlled working environment.”

Whether Wendy’s has returned to (if it ever reduced in the first place) its pre-2019 quantity of tomato purchases from Mexico cannot be confirmed at this time, because Wendy’s does not disclose its suppliers, their locations, or how much it purchases from them, nor does it detail how a racial equity framework has been meaningfully integrated into its purchasing practices to prevent sourcing from farms that abuse their predominantly non-white workforce.

Regardless, it would not be surprising if Wendy’s were reluctant to continue claiming that working conditions in tomato greenhouses are “safe” for Brown and Black workers. As Margaret Gray, an associate professor of political science at Adelphi University and an expert in farm labor conditions, told the New York Times in March 2019 when discussing Wendy’s move to greenhouse-grown tomatoes, “[i]ndoor greenhouse farms are not inherently better in terms of labor conditions,”54 and indeed there was already at the time evidence of harsh conditions faced by farmworkers in Canadian greenhouses.55

Confirming Professor Gray’s point, since 2020, there have been new reports of major abuses in greenhouses throughout North America – and especially at greenhouses owned or distributed by reported Wendy’s supplier56 Mastronardi Produce. In New York State, a Mastronardi-owned tomato greenhouse, Green Empire Farms, was the locus of a major COVID-19 outbreak in early 2020, with more than half of the workforce testing positive for COVID-19.57 While Wendy’s said in May 2020 that Green Empire Farms was not in its supply chain,58it is notable that Green

51https://www.irwendys.com/news/news-details/2018/Wendys-Makes-Another-First-in-Fresh-with-Innovative-Tomato -Supply-Initiative/default.aspx.

52 https://www.nytimes.com/2019/03/07/business/economy/wendys-farm-workers-tomatoes.html.

53 https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-2020-CSR-0419_FINAL.pdf

54 https://www.nytimes.com/2019/03/07/business/economy/wendys-farm-workers-tomatoes.html. 55

55https://calgaryherald.com/entertainment/movies/new-documentary-reveals-harsh-world-of-migrant-workers-in-cana dian-greenhouses; https://www.cbc.ca/news/canada/jamaican-farm-worker-sent-home-in-a-casket-1.3577643. 56

56https://www.bloomberg.com/news/articles/2019-06-05/guacamole-tariff-of-875-million-will-boost-americans-lunch tab.

57 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

58 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

13

Empire Farms only opened for business in August 2019,59 and was not yet growing tomatoes.60 Then, in 2021, a Mastronardi tomato greenhouse in Maine was cited by the U.S. Department of Labor for rampant discrimination.61 There have also been recent reports of farmworker abuse at non-Mastronardi greenhouses, both in the United States62 and Canada.63 A recent report on conditions for migrant farmworkers in Canada highlights the significant risk of heat stress injury and illness and exposure to toxic chemicals and pesticides for greenhouse workers, as well as wage theft, sexual harassment, racial discrimination, and violence.64

Even more concerning: in October 2021, U.S. Customs and Border Protection (CBP) found indications of forced labor at tomato farms imported by Mastronardi, “North America’s largest distributor of greenhouse tomatoes.”65 CBP “identified at least five of the International Labor Organization’s indicators of forced labor during its investigation, including abuse of vulnerability, deception, withholding of wages, debt bondage, and abusive working and living conditions.”66

59https://cnycentral.com/news/local/you-paid-for-it-oneida-farm-at-center-of-covid-19-outbreak-received-15m-in-tax breaks

60 https://romesentinel.com/stories/giant-greenhouse-gets-going-and-growing,89740.

61https://www.centralmaine.com/2021/10/23/madison-tomato-grower-repeatedly-violated-federal-laws-with-hiring-pra ctices-report-found/.

62https://www.trla.org/press-releases-1/sued-by-worker-agricultural-producer-agrees-to-covid-19-safety-measures-at west-texas-greenhouse.

63https://thenarwhal.ca/covid-19-migrant-farmworkers/?utm_source=The+Narwhal+Newsletter&utm_campaign=308b1d01b7-Dec.+16+2021+%E2%80%94+Newsletter+%E2%80%94+members%2C+new+OTGs&utm_medium=email&utm_term=0_f6a05fddb8-308b1d01b7-108530251; https://www.equaltimes.org/covid-19-makes-a-bad-situation?lang=en.

64https://ufcw.ca/templates/ufcwcanada/images/Agriculture_Workers/2024/Migrant-Workers-Report-2023-V7-EN.pdf; https://www.cbc.ca/news/canada/windsor/mexican-workers-victims-abuse-canadian-farms-1.4820458#:~:text=Wind sor-,Mexican%20workers%20say%20they%20are%20victims%20of%20abuse%20on%20Canadian,interview%20o n%20condition%20of%20anonymity.

65https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of -abusing-workers.

66https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm mexico.

14

Current and Future Regulatory Risks

Canada recently passed its “Fighting Against Forced Labour and Child Labour in Supply Chains Act” in May 2023.67 Wendy’s has a significant number of locations in Canada.68 The Canadian law requires large companies doing business in Canada to report annually on their overall supply chain and describe their due diligence efforts to address risks of forced labor and child labor in their supply chain.69 Given the long history of racial inequity in agricultural supply chains and the significant nexus between Wendy’s suppliers’ links to forced labor on farms using predominantly non-white workers in the past, there is an urgent and serious risk facing Wendy’s.

The new Canadian law requires companies to produce their first annual report by May 31, 2024. Companies, including Wendy’s, selling goods in Canada must report on “the steps the entity has taken during its previous financial year to prevent and reduce the risk that forced labor or child labor is used at any step of the production of goods in Canada or elsewhere by the entity or of goods imported into Canada by the entity.”70 Companies that fail to comply with the law may face criminal responsibility.71 The report must also include:

(a) its structure, activities and supply chains;

(b) its policies and its due diligence processes in relation to forced labour and child labour;

(c) the parts of its business and supply chains that carry a risk of forced labour or child labour being used and the steps it has taken to assess and manage that risk; (d) any measures taken to remediate any forced labour or child labour;

(e) any measures taken to remediate the loss of income to the most vulnerable families that results from any measure taken to eliminate the use of forced labour or child labour in its activities and supply chains;

(f) the training provided to employees on forced labour and child labour; and

(g) how the entity assesses its effectiveness in ensuring that forced labour and child labour are not being used in its business and supply chains.72

Given the obvious and long-recognized connection between racial inequity and forced labor in agricultural supply chains, as well as the requirements of Canada’s new law, Wendy’s will need to commit to significantly more meaningful reporting of its human rights due diligence. Concerningly for Wendy’s and its shareholders, the Company must report on how it “assesses its effectiveness in ensuring that forced labour and child labour are not being used in its business and supply chains.” This will necessarily involve a deeper assessment of its commitment to racial equity and how it implements those values – especially with regard to protecting Brown and Black farmworkers from abusive working conditions – which is exactly the kind of assessment that the FFP provides to the company’s competitors on a round-the-clock, real time basis.

67https://globalrightscompliance.com/2023/06/13/canada-passes-legislation-on-due-diligence-in-forced-and-child-labo ur-in-supply-chains/; https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading.

68 https://locations.wendys.com/canada.

69https://www.hcamag.com/ca/specialization/employment-law/canadas-forced-labour-reporting-act-what-employers-n eed-to-know/460024.

70 https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading.

71 https://www.publicsafety.gc.ca/cnt/cntrng-crm/frcd-lbr-cndn-spply-chns/prpr-rprt-en.aspx.

72 https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading.

15

The Canadian law also provides serious consequences for companies that neglect to fully comply with these requirements. Failure to adequately report Wendy’s due diligence efforts could trigger considerable litigation, financial exposure, and even criminal penalties.73

CONCLUSION

Failure to properly assess racial equity for vulnerable workers in the value chain poses significant risks to Wendy’s. Indeed, Wendy’s and its franchisees have already been linked in the past to racial discrimination lawsuits and to serious labor abuses, including forced labor, by Wendy’s suppliers that have sourced from farms with almost entirely non-white workers. Unless Wendy’s takes meaningful action to evaluate and improve its racial equity practices, there is significant risk that the Company will face more financial, legal, regulatory, and reputational risks in the future. Therefore, we urge shareholders to vote FOR Proposal 6 requesting an independent Racial Equity Audit.

73 https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading.

16